Homeland Security Network, Inc. [LOGO]

December 19, 2005                                             Via EDGAR

Beverly A. Singleton
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Ref: Homeland Security Network, Inc., Item 4.01 Form 8-K, filed December 5, 2005
     File No. 0-15216

Dear Ms. Singleton:

Homeland Security Network, Inc. acknowledges receipt of your correspondence dated December 12, 2005 regarding the above referenced subject matter. We completely understand and, in fact, appreciate the purpose of your review process. The process and the resulting comments are most welcomed as it is our purpose and design to fully comply with all disclosure requirements.

      1. Homeland Security Network, Inc. understands and agrees with your comments as detailed under point number one and two.

      2. An amended 8-K will be filed according to your instructions by December 19, 2005.

      3. The Company has provided a copy of the disclosures made in this Form 8-K to the former independent certified public accountant and independent registered accountant no later than the day of filing with the SEC, and has requested that the accountant furnish a letter addressed to the Commission stating whether it agrees with the statements made herein, and if not, stating the respects in which it does not agree. As of the date of the filing of this amended report, such letter is not available, and the Company has requested the former accountant to provide the letter so that it can be filed with the Commission within ten business days after the filing of this amended report.

Further, we hereby acknowledge and understand that:

      4. Our company is responsible for the adequacy and accuracy of the disclosure in the filing;

      5. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      6. Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,


Terri Ashley
Vice President

               2500 Legacy Drive, Suite 226, Frisco, Texas 75034
                    Tel: (214) 618-6400 Fax: (214) 618-6428